Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports 2013 Second Quarter Results

Tel Aviv, Israel, August 1, 2013 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results the second quarter ended June 30, 2013.

Net loss for the second quarter was $411,000, or $0.05 per diluted share. Results for the second quarter included financial loss of approximately $304,000 that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non-cash financial expense, net loss for the second quarter was $107,000 or $0.01 per diluted share.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects in several fields originated by researchers from Israeli universities.

Subsequent to the reporting period, in July 2013, Tikcro was awarded an additional 4.5 million shares of BioCancell from an arbitration ruling which represents 3.8% of the outstanding shares of BioCancell.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	June 30, 2013	December 31, 2012
	Unaudited	Audited
Assets
Current assets
Cash and short-term marketable securities	$9,429	$9,234
Other receivables	10	31
Investment in BioCancell	115	243
Total current assets	10,016	9,508

Total assets	$9,554	$9,508

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$129	$171

Shareholders' equity	9,425	9,337

Total liabilities and shareholders' equity	$9,554	$9,508

Tikcro Technologies Ltd. Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Research and development expenses	$-	$15	$18	$22

General and administrative expenses, net	$107	$75	$226	$173

Total operating expenses	107	90	244	195

Operating loss	(107)	(90)	(244)	(195)

Financial income (expenses), net	(304)	(22)	302	110
Gain (Loss) before taxes	(411)	(112)	58	(85)

Tax expenses	-	(12)	-	(22)

Net Gain (loss)	$(411)	$(124)	$58	$(107)

Basic and diluted net gain (loss) per share	$(0.05)	$(0.01)	$0.01	$(0.01)

Weighted average number of shares used computing basic and diluted gain/loss per share	8,748	8,632	8,734	8,616